UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                       Advanced Technology Acquisition Corp.
                               (Name of Issuer)

                 Common Stock, par value $0.0001 per share
                        (Title of Class of Securities)

                                  007556103
                                (CUSIP Number)

                                Jon L. Mosle
                            HBK Investments L.P.
                    2101 Cedar Springs Road, Suite 700
                              Dallas, TX 75201
                               (214) 758-6107
          (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 2, 2009
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 3,016,456
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  3,016,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,016,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 11.2%

14.  Type of Reporting Person: PN

CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK Services LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 3,016,456
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  3,016,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,016,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 11.2%

14.  Type of Reporting Person: OO

CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK New York LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 3,016,456
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  3,016,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,016,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 11.2%

14.  Type of Reporting Person: OO



CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 3,016,456
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  3,016,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,016,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 11.2%

14.  Type of Reporting Person: PN

CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 3,016,456
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  3,016,456

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,016,456

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 11.2%

14.  Type of Reporting Person: OO

CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Cayman Islands

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 2,072,355
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  2,072,355

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,072,355

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 7.7%

14.  Type of Reporting Person: PN

CUSIP No. 007556103

1.  Name of Reporting Person.

    HBK Special Opportunity Fund I L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Cayman Islands

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 944,101
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  944,101

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     944,101

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11): 3.5%

14.  Type of Reporting Person: PN

Explanatory Notes

     This Amendment No. 1 on Schedule 13D (this "Amendment") hereby amends and supplements the statement on Schedule 13D filed on April 3, 2009 (the "Initial Schedule 13D" and the Initial Schedule 13D as amended, the "Schedule 13D") with the Securities and Exchange Commission relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Advanced Technology Acquisition Corp., a Delaware corporation. Capitalized terms used but not defined in this Amendment shall have the meanings given in the
Schedule 13D. This Amendment is being filed to report the sale by HBK Master and HBK SOFI of shares of Common Stock. This Amendment amends and restates Items 5(a), 5(b) and 5(c) in their entirety and amends and supplements Item 7 as set forth below.


Item 5.  Interest in Securities of the Issuer

     The disclosure in paragraphs (a), (b) and (c) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Each of HBK Investments, HBK Services, HBK NY, HBK Partners, HBK Management, and HBK Master may be deemed to beneficially own the 2,072,355 shares of Common Stock held by HBK Master representing approximately 7.7% of the outstanding shares of Common Stock. Each of HBK Investments, HBK Services, HBK NY, HBK Partners, HBK Management, and HBK SOFI may be deemed to beneficially own the 944,101 shares of Common Stock held by HBK SOFI representing approximately 3.5% of the outstanding shares of Common Stock. The percentages used herein are based upon the 26,953,125 shares of Common Stock reported to be outstanding as of May 11, 2009 by the Issuer in its Form 10-Q for the quarterly period ended March 31,2009 filed with the Securities and Exchange Commission on May 11, 2009.

HBK Master holds an aggregate of 590,900 warrants, each warrant entitling the holder to purchase one share of the Issuer's common stock at a price of $6.00(the "Warrants"). Each Warrant will become exercisable upon completion of a business combination by the Issuer and will expire on June 18, 2011, or earlier upon redemption. Because the Issuer has not completed a business combination as of the filing date of this Schedule 13D, the shares of common stock into which the Warrants are exercisable have not been included in the number of shares beneficially owned as reported herein.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of HBK Investments, HBK Services, HBK NY, HBK Partners, HBK Management, and HBK Master has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,072,355 shares of Common Stock held by HBK Master. Each of HBK Investments, HBK Services, HBK NY, HBK Partners, HBK Management, and HBK SOFI has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 944,101 shares of Common Stock held by HBK SOFI.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix A-2 hereto.


Item 7.  Material to be Filed as Exhibits

     Item 7 of the Initial Schedule 13D is being amended by adding the following:

Appendix A-2:  Transactions Effected During the Past Sixty Days




                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DATED: June 3, 2009

                                          HBK INVESTMENTS L.P.

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)


                                          HBK SERVICES LLC

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)


                                          HBK NEW YORK LLC

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)


                                          HBK PARTNERS II L.P.
                                          By: HBK Management LLC
                                              General Partner

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)


                                          HBK MANAGEMENT LLC

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)


                                          HBK MASTER FUND L.P.
                                          By:  HBK Services LLC
                                               Investment Advisor

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)


                                          HBK SPECIAL OPPORTUNITY FUND I L.P.
                                          By:  HBK Services LLC
                                               Investment Advisor

                                          By:  /s/ Jon L. Mosle
                                               Jon L. Mosle
                                               Authorized Signatory (1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of each Reporting Person was previously filed.



                                   APPENDIX A-2

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effected by a Reporting Person during the past sixty days. The reported sales were effected in the open market through a broker.

Shares of Common Stock purchased or sold by HBK Master:

Date of Transaction	Number of Shares	Price Per Share ($)
                        Bought/(Sold)
6/2/09			(137,403)		8.06
6/2/09			(274,806)		8.06
6/2/09			(52,282)		8.06
6/2/09			(137,403)		8.05

Shares of Common Stock purchased or sold by HBK SOFI:

Date of Transaction	Number of Shares	Price Per Share ($)
                        Bought/(Sold)
6/2/09			(125,194)		8.06
6/2/09			(23,818)		8.05
6/2/09			(62,597)		8.05
6/2/09			(62,597)		8.06